Macquarie Investment Holdings No.2 Pty Limited
ABN 97 112 017 919
A Member of the Macquarie Group of Companies

No.1 Martin Place	Telephone	+61 2 8232 9378
SYDNEY NSW 2000	Fax	+61 2 8232 3656
GPO Box 4294	Internet	www.macquarie.com.au
SYDNEY NSW 1164
AUSTRALIA

7 June 2013

Grand Court of the Cayman Islands Financial Services Division

Cause No:  FSD 50 of 2013
In the matter of the Companies Law (2012 Revision) (as amended)
And in the matter of Ambow Education Holding Ltd.

To:  The Grand Court

Macquarie Investment Holdings No.2 Pty Limited (Macquarie) owns 11,563,026 Class B shares of Ambow Education Holding Ltd. (Ambow), representing approximately 7.9% of the total shares on issue (based on our understanding that the number of total shares on issue is 145,975,484).

Macquarie has reviewed the petition dated 17 April 2013 filed by GL Asia Mauritius II Cayman Ltd in respect of Ambow (Petition).  Without addressing each assertion in the Petition, Macquarie is supportive of orders being made by the Grand Court in connection with the Petition to the extent those orders would prevent Ambow and its management from acting in a manner which is contrary to the interests of Ambow’s shareholders.

Yours faithfully
Macquarie Investment Holdings No.2 Pty Limited

/s/ Daniel Phillips	/s/ Kristen Jung

Daniel Phillips	Kristen Jung
Attorney	Attorney

Macquarie Investment Holdings No.2 Pty Limited is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542.  Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Investment Holdings No.2 Pty Limited.